ADAIAH DISTRIBUTION INC.
190 Krymskaya Street – Anapa, Russian Federation 353440
Telephone (775)375-5240 - adaiahdistribution@gmail.com

April 28, 2014

Ms. Mara L. Ransom
Ms. Liz Walsh
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.20549

 Re: Adaiah Distribution Inc.
 Amendment No. 1 to Registration Statement on Form S-1
 Filed March 6, 2014
 File No. 333-192895

Dear Ms. Ransom and Ms. Walsh,

We thank you for your review of Amendment No. 1 to our Registration Statement as filed on March 6, 2014. Based upon your comments we have further amended the Registration Statement as follows:

General

1.	Please update your financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

The financial statements have been updated through the quarter ended January 31, 2014.

Prospectus Cover Page

2.
We note your revised disclosure that you have “meaningfully commenced business operations based upon the amount of revenue [you] have been able to generate.” We also note your disclosure on page 6 that you “have had very limited operating activities.” Please reconcile these statements or revise your disclosure accordingly.

We have reconciled the statements as requested.

3.
We note that you do not have sufficient capital for operations at the level [y]ou wish to achieve. (emphasis added) Please delete the highlighted language or explain to us why it is appropriate, given that your auditor has issued a going concern opinion.

The highlighted language has been removed.

4.
We note your response to comment 6 in our letter dated January 14, 2014 and the related revisions to your disclosure. However, we note your disclosure on page 6 still states that one of the circumstances in which the offering will terminate is “when [your] sole director, Mr. Titov decides to terminate the offering.” Please revise or advise.

The disclosure on page 6 has been corrected to read “The shares will be offered at a fixed price of $.04 per share for a period of two hundred and forty (240) days from the effective date of this prospectus. The offering shall terminate on the earlier of that date, if all the shares have been sold.”

ADAIAH DISTRIBUTION INC.
190 Krymskaya Street – Anapa, Russian Federation 353440
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Summary Financial Information, page 7

5.
We note that the total liabilities ($19,048) listed in this section does not agree to the total liabilities of $18,559 reflected on the balance sheet as of October 31, 2013, on page 37. Please revise or advise.

This section has been revised and the January 31, 2014 numbers have been added.

Management’s Discussion and Analysis or Results of Operations, page 16

6.
We note your statement that you have “generated $21,800 in revenue to date.” We also note your statement on page 19 that “[s]ubsequent to the October 31, 2013 audit we have generated $18,200 from three sales.” Please revise your disclosure such that your revenue to date calculations include all sales.

We have revised the disclosure to include all sales through January 31, 2014.

Plan of Operation, page 16

7.
Please revise this section for consistency with your disclosure in the Use of Proceeds section on page 14. For example, we note that in this section you state that “[w]hen we receive funding the U.S. office will be expanded with basic office equipment, which should not exceed $5,000 in expenses, if we receive full funding.” However, you indicate on page 14 that Office Lease & Expansion costs could be $9,800. Please revise.

These numbers are correct, the office equipment will not exceed $5,000, only the office equipment is included in this number. The cost of the lease ($4,800) is not included on this page but is included on page 14 under “Office Lease ($4,800) & Expansion costs ($5,000). We have added some language to make it clearer what is included in each figure.

8.
We note your disclosure on page 26 regarding your recent purchase of the property at 10 Oktyabrskaya St., Manchazh Settlement, Artinsky District, Sverdlovsk Oblast, Russia and the building’s contents. Please update this section and the Business section, as applicable, to reflect any planned operations at this facility. In doing so, please clarify whether you plan to develop and manufacture any products at this facility. If so, please revise to clarify throughout the prospectus that you plan to also supply some of your own products.

The sewing shop purchased in Russia on 1-28-14 will allow us to offer all types of custom made pillows. We will begin using this facility in the next 3-6 months when we start getting more requests for custom orders. Prior to us obtaining the shop our suppliers in China were quoting very high prices for the smaller volume custom pillows. Now we will be able to fulfill smaller custom orders at a lower cost. This facility will only be used to fulfill orders for custom pillows.

Results of Operations, page 19

9.	Please also discuss in this section the costs associated with your operations, including your cost of goods sold and commissions paid to sales persons.

We have updated the section to include the costs associated with our operations.

ADAIAH DISTRIBUTION INC.
190 Krymskaya Street – Anapa, Russian Federation 353440
Telephone (775)375-5240 - adaiahdistribution@gmail.com

10.
We note your response to comment 13 in our letter dated January 14, 2014, and your revised disclosure on page 19. You state that you generated sales in two transactions involving the sale of pillows, both occurring on October 31, 2013, and that they were made by your independent sales representatives who contacted distributors and stores directly and the purchases were made from suppliers. We also note from your revenue recognition policy disclosure on page 41, that you recognize revenue when all goods and services have been performed and delivered. Please explain the transactions and their timelines in further detail, how the revenue recognized complies with U.S. GAAP, and in your response specifically tell us:

☐ the dates the sales were initiated, the product shipped, and the product delivered;

☐ the terms of the sales (FOB shipping point, FOB delivery point, etc.); and

☐ the point at which you considered the services performed or product delivered and thereby recognized revenue, and corresponding specific date.

In your response, please ensure to specifically consider the elements of SAB Topic 13A.

As of January 31, 2014 we had five sales and we have updated the S-1 to reflect this.

☐	the dates the sales were initiated, the product shipped, and the product delivered:
10-30-13: $9,800 and $9,200 sales
10-31-13: $2,800 sale
11-1-13: product shipped to our company
11-12-13: product delivered to customer
01/22/14: $6,000 sale
01/23/14: $4,600 sale
01/27/14: $7,600 sale
02/1/14: product shipped to our company
02/5/14: product delivered to customer

☐	the terms of the sales (FOB shipping point, FOB delivery point, etc.):
FOB shipping point: Los Angeles,CA
FOB delivery point: Las Vegas, NV

☐	the point at which we considered the services performed or product delivered and thereby recognized revenue, and corresponding specific date:
The company uses standard written sales orders and purchase orders that specify that title of the products shift from the company to the customer when delivered to the customer and evidenced by the completed shipping documents. The company recognizes revenue when the completed shipping documents are produced.

ADAIAH DISTRIBUTION INC.
190 Krymskaya Street – Anapa, Russian Federation 353440
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Liquidity and Capital Resources, page 19

11.
We note your answer to comment 22 in our letter dated January 14, 2014. Please provide further details regarding managements’ belief that “the volatility in the market is based on various factors including the number of suppliers and distributors, the number of companies selling in this market, price fluctuations, shipping costs[ . . .],” including but not limited to the basis for this belief.

Management’s belief is based on common business factors, some suppliers may go out of business unexpectedly, the number of suppliers could decrease, the number of the sellers (like our company) could increase and we will have to adjust our prices according to competition, as we cannot guarantee that we will be able to sell our product at our current prices: someone may undercut our prices and sell for less. We may have to adjust and also sell for less, to stay in business. Also, shipping costs might go up due to fuel costs, shipper logistics requiring more money to operate, etc. This too may cause an increase in our prices.

Description of Business, page 22

Our Product, page 22

12.
We note your response to comment 24 in our letter dated January 14, 2014 and the revisions to your disclosure. Specifically, we note that the disclosure you cite from Wikipedia is an excerpt from the Form 10-K filed with the Commission by Tempur Sealy International Inc. on March 8, 2005. Please tell us whether you have permission to cite this disclosure verbatim or revise your disclosure to remove this disclosure.

We did not intentionally use the disclosure from Temper Sealy International, nor did we have permission to do so. We have substantially revised the disclosure to remove any appearance that we did so.

Revenue, page 26

13.	We note your response to comment 26 in our letter dated January 14, 2014. Please provide additional detail regarding how you arrived at the calculation that “[y]our revenue will be 20-30% mark up.”

This is general estimation of our possible mark up. We looked at our competitors sales prices, at the cost of product from our suppliers and came up with an approximate mark-up figure. We can adjust it if need be so. In any case, it is going to be just an estimate until we have more sales.

14.
Please file an English translation of the contract for the purchase of the building at 10 Oktyabrskaya St., Manchazh Settlement, Artinsky District, Sverdlovsk Oblast, Russia, as an exhibit to your registration statement. Please refer to Rule 403(c) under the Securities Act of 1933, as amended.

We apologize for the oversight, the English translation has been provided in the Exhibit.

ADAIAH DISTRIBUTION INC.
190 Krymskaya Street – Anapa, Russian Federation 353440
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Employees, page 26

15.
Please quantify the number of sales representatives that you have currently and provide further detail regarding the amount of commissions paid to such representatives and the way that such commissions are calculated. Please also file a copy of the sales representative agreement as an exhibit to your registration statement.

We currently have three independent sales representatives. The sales representatives are paid a 10% commission on sales. We have provided a copy of the sales representative agreement as an exhibit.

Report of Independent Registered Public Accountant, page 36

16.
We note your response to comment 30 in our letter dated January 14, 2014, and the revision made to your auditor’s report. Please request your auditor to explain to us how its report complies with AU 341.12 of the PCAOB Standards, which requires the use of the wording “substantial doubt.” Please refer your auditor to the example explanatory paragraph relating to going concern provided at AU 341.13.

After further discussion with the auditor we have removed all the going concern language from the S-1 as he did not raise the topic of substantial doubt and did not have any substantial doubt about the going concern issue.

Statement of Operations, page 38

17.
We note your response to comment 32 in our letter dated January 14, 2014, the income tax provision recorded, and the modification made to “profit (loss) accumulated during the development stage.” We have the following comments:

☐ It does not appear you have recorded an offsetting credit in your balance sheet for the recognition of income tax expense, which is inconsistent with the $489 increase in deferred tax liabilities presented in your statement of cash flows on page 40. As such, the two line items within stockholders’ equity on page 37 no longer sum to the total presented thereunder, and accordingly the balance sheet does not balance. Please revise.

☐ No modification was made to your statement of shareholders’ equity based on your revised net income. Please revise.

We have corrected the statement of operations.

Statement of Cash Flows, page 39

18.	We note your response to comment 33 in our letter dated January 14, 2014 and are reissuing our comment. Please revise to include a line item for net cash provided by operating activities.

A net cash provided by operating activities has been added.

ADAIAH DISTRIBUTION INC.
190 Krymskaya Street – Anapa, Russian Federation 353440
Telephone (775)375-5240 - adaiahdistribution@gmail.com

Notes to the Financial Statements, page 41

19.
We note your response to comment 36 in our letter dated January 14, 2014. Please provide a substantially more robust disclosure of your revenue recognition policy that fits the facts and circumstances of your business. Please include in your disclosure each of the element of SAB Topic 13A, as well as a discussion of any estimate that is made for potential sales returns based on the terms offered to customers by you.

The revenue recognition policy has been expanded.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nikolay Titov
Nikolay Titov
President